SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of January 2015

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

Announcement  |  Lisbon  |  8 January 2015

Results of PriceWaterhouseCoopers Analysis

Reports drafted by PwC Portugal at the request of the Board of Directors of Portugal Telecom, SGPS, S.A.

On August 7, 2014, Portugal Telecom, SGPS, S.A. (“PT SGPS”) communicated to the market that its Board of Directors had directly engaged PriceWaterhouseCoopers (“PwC”) to perform an independent analysis of the procedures and actions relating to treasury applications in companies of the Espírito Santo Group (“GES”), up to the current date, and to perform a broad analysis of all relevant aspects pertaining to the treasury applications in companies of the Espírito Santo Group.

Additionally, the work pertaining to the analysis of the shareholding structure ESI / Rio Forte, described in chapter II hereunder, resulted from a later request from the Board of Directors, to engage PwC on October 22 2014.

PwC has concluded its analysis, and the summary of the information based on the report from PwC and information previously disclosed to the market, as per CMVM’s recommendations.

Portugal Telecom, SGPS, SA Avenida Fontes Pereira de Melo, 40 1069-300 Lisbon Portugal	Public company Share capital Euro 26,895,375 Registered in the Commercial Registry Office of Lisbon and Corporation no. 503 215 058	Portugal Telecom is listed on the Euronext and New York Stock Exchange. Information may be accessed on the Reuters under the symbols PTC.LS and PT and on Bloomberg under the symbol PTC PL.	Nuno Vieira Investor Relations Director nuno.t.vieira@telecom.pt Tel.: +351 21 500 1701 Fax: +351 21 500 0800

www.ptsgps.pt

2

SUMMARY OF PwC’S ANALYSIS OF ALL RELEVANT ASPECTS RELATED TO THE TREASURY APPLICATIONS IN COMPANIES OF THE ESPÍRITO SANTO GROUP.

Index

CHAPTER I — CHRONOLOGY OF THE FACTS REGARDING TREASURY APPLICATIONS IN GES ENTITIES	3

CHAPTER II — FACTUAL ANALYSIS OF THE TREASURY INVESTMENTS IN BES/GES	12

SCOPE AND APPROACH	12

Analysis	12
Timetable	13
Information Sources	13
Significant considerations regarding the scope of the analysis	15

PRINCIPAL IDENTIFIED MATTERS	18

Investments in GES bonds	18
Service order for the delegation of powers	19
Service order on related parties (Service Order 111)	19
Credit risk management policy	20
Disclosures	20
“Financial statement” reports	21
Tableaux de Bord	21
Treasury surpluses	21
Short-term investments	22
Principal responsibilities of the organizational/statutory bodies and officers in 2014	24

CHAPTER III (REPORT 2) — SHAREHOLDING STRUCTURE OF ESI / RIO FORTE	25

scope and conclusions	25

CHAPTER IV (REPORT 3) Summary of the scope of work and conclusions of PWC based on its analysis of internal control procedures of the PT SGPS Group with respect to Treasury Management:	26

SCOPE OF WORK:	26

CONCLUSIONS:	26

CHAPTER V (Report 4) — Summary of the scope of work and conclusions of PWC based on its analysis of the risk management and Internal Audit planning models of the PT SGPS Group with respect to short-term investments:	27

SCOPE OF WORK:	27

CONCLUSIONS:	28

IMPORTANT NOTE:  This document is a free translation only. Due to the complexities of language translation, translations are not always precise. The original document was prepared in Portuguese, and in case of any divergence, discrepancy or difference between this version and the Portuguese version, the Portuguese version shall prevail. The Portuguese version is the only valid and complete version and shall prevail for any and all purposes. There is no assurance as to the accuracy, reliability or completeness of the translation. Any person reading this translation and relying on it should do so at his or her own risk.

CHAPTER I — CHRONOLOGY OF THE FACTS REGARDING TREASURY APPLICATIONS IN GES ENTITIES

April 5, 2000

Establishment of a strategic partnership between PT, GBES and CGD for the purpose of reinforcing their competitive positions in the area of the “New Economy.” Within the scope of this strategic partnership, GBES and CGD agreed to consider PT their preferential supplier of telecommunications services, and, in turn, PT agreed to consider GBES and CGD its preferential suppliers of financial products and services.

2001

Beginning of the PT Group’s exposure to GES’s securities. As of December 31, 2001, the exposure to GES had reached €600.2 million. Throughout the years, this exposure reached a maximum amount of €1,218 million in 2005, and was €897 million as of July 2014.

2003

Creation of Tableaux de Bord, which reflected the PT Group’s financial position at a certain point in time. Until the Tableaux de Bord which were presented to the Executive Committee on July 2, 2014 by the CFO Eng. Luís Pacheco de Melo, the correct description of the issuer of the bonds (ESI/Rio Forte) was never indicated.

The Tableaux de Bord were approved by the Executive Committee, although they were not regularly presented.

December 1, 2004

Implementation of Service Order 2504, which provides for the delegation of powers conferred on the Executive Committee by the Board of Directors to specifically designated individual members. Under Item 206 of Annex II of this Service Order, the Chairman of the Executive Committee, the Executive Administrator responsible for the finance area and the Director of Corporate Finance have the authority to invest surplus treasury amounts, by any method that is legally permitted, with maturities not in excess of 180 days, and with no maximum amount.

December 23, 2004

By means of Order DE 043504CE, the Executive Committee of PT SGPS decided to approve the implementation of a centralized treasury management model applicable to all companies of the PT Group in Portugal.

June 22, 2007

Approval on June 22, 2007 of changes in the bylaws that created an Audit Committee in the governance structure of PT SGPS.

February 2008 to September 2010

There were no investments by the PT Group in bonds issued by GES.

Since 2007, the Audit Committee receives, at its request, a “Financial Statement” Report from the Finance Department, which serves as the basis for their quarterly Opinion.

The structure of the Report designed by the Audit Committee (which is standard up to the current date) had and has a chapter 4, entitled “Unusual or Relevant Transactions” during the period. Financial applications made in GES/BES bonds were never reported in this chapter.

December 17, 2010

Implementation of Service Order 409, which defines procedures and internal control mechanisms that seek to ensure the correct identification, approval and disclosure of transactions with related parties. With the exceptions contemplated by the Service Order, transactions with related parties should be approved by the Board of Directors based on a prior opinion issued by the Audit Committee. Financial applications are not within the scope of the procedures described above, due to an explicit exception contained in the Service Order in question.

On February 23, 2011, Service Order 111 is implemented, and is still currently in force (and which revokes Service Order 409), maintaining the exemption from approval by the Board of Directors and a favorable prior opinion of the Audit Committee for all financial applications with related parties, as long as they are undertaken on market terms.

June 21, 2010

Sale of interest in Vivo to Telefonica for €7,500 million.

July 28, 2010

Joint venture with Oi, which implied an investment of up to €3,700 million.

2012

The Corporate Governance Committee proposes that certain deliberations by the Board of Directors, namely with respect to financial transactions carried out by the PT Group above a certain amount (provisionally specified in the analyzed proposal), would require a prior opinion of the Corporate Governance Committee. This proposal was never submitted for approval by the Board of Directors.

May 3, 2013

PT SGPS, as sole shareholder of PT Finance, approves the issuance of notes in the aggregate amount of €1,000 million at a fixed rate of 4.625% and maturing on May 8, 2020. Part of this financing, in the aggregate amount of €500 million, was used to purchase notes issued by ESI.

May 2013

Increase in the exposure to ESI bonds from €510 million to €750 million, on the same day on which an aggregate amount of €1,000 million from the issuance approved on May 3, 2013 was deposited in the account.

June 4, 2013

PT SGPS informs the market that Eng. Zeinal Bava has been appointed executive president of Oi and that Mr. Henrique Granadeiro would combine the positions of Chairman of the Board of Directors and CEO of PT SGPS.

PT SGPS also disclosed that Eng. Zeinal Bava, as Chairman of the Board of Directors of PT Portugal, will focus on strategic and innovation projects and on joint workstreams of Oi/PT.

Finally, PT SGPS disclosed that Eng. Pacheco de Melo, as a member of the Executive Committee of PT and CFO of the PT Group, would be elected Vice President of PT Portugal.

October 1, 2013

PT SGPS and Oi (together with holding companies above Oi) signed an MoU which defined the basic principles with respect to a proposed combination of the businesses of PT SGPS, Oi and the Oi holding companies with a view to creating a single, integrated, listed Brazilian company. The MoU stated that PT would contribute in Oi’s share capital increase the “PT Assets,” with an estimated minimum value of €1,900 million and a maximum value of €2,100 million.

December 31, 2013

Acquisition, by Rio Forte, of ES Irmãos, which in turn held 10.03% of ESFG.

This transaction was not disclosed by the parties involved, in particular in terms of its price.

January 22, 2014

Date of the acquisition of control of ESFG by Rio Forte by the execution of a private agreement signed on December 31, 2013.

This transaction was not disclosed in terms of its price.

January 28, 2014

Meeting at BES between the CFO of PT SGPS, Eng. Luis Pacheco de Melo, and the CEO of BES, Mr. Ricardo Salgado, requested by the latter for the introduction of Rio Forte. It was explained that the PT Group should begin investing in commercial paper issued by Rio Forte, as opposed to bonds issued by ESI. A presentation regarding the restructuring of GES was delivered, which made no reference to the effects on Rio Forte’s financial situation of the transactions described in “December 31, 2013” and “January 22, 2014.”

Between February 10, and February 21, 2014

Redemption of the securities issued by ESI, in the amount of €750 million. Subscription of commercial paper issued by Rio Forte in the amount of €897 million. The increase of exposure to GES from €750 million to €897 million was carried out by means of the transfer of term deposits at BES by the total amount of the increase (€147 million).

The maturities of the financial applications were reduced, compared to the past, from an average of 90 days to an average of 60 days, maturing on April 15 and 17 of 2014.

February 20, 2014

The Consolidated Report of PT SGPS for the year ended December 31, 2013 was published, which, in Note 24 — Short Term Investments, included debt securities in the aggregate amount of €750 million, with the following comment: “This caption includes primarily debt securities issued by PT Finance and Portugal Telecom that had an average maturity of approximately 2 months and were settled in 2014 at nominal value plus accrued interest.” This note included an inaccuracy, since the securities were not “issued” by PT Finance and by PT SGPS but rather subscribed by these companies. Additionally, the note was incomplete, since it did not identify the issuers of the securities. In an Announcement issued on August 25, 2014, PT SGPS disclosed, at the request of the Portuguese Securities Commission (Comissão do Mercado de Valores Mobiliários), supplemental information with respect to its report and consolidated financial statements for fiscal year 2013, in which, among other matters, PT SGPS clarified that the debt securities in the amount of €750 million were subscribed by PT Finance and by PT SGPS (not “issued,” as was originally stated in the Consolidated Report), and that they were issued by ESI.

March 25, 2014

Deliberation by the Executive Committee of PT SGPS on the transfer of centralized treasury management from PT SGPS to PT Portugal as a consequence of the ongoing business combination process. As a result, treasury surpluses would then be controlled by PT Portugal.

March 26, 2014

Meeting at BES among the CFO of PT SGPS, Eng. Luís Pacheco de Melo, Mr. Carlos Cruz, Financial Director of PT SGPS, and the CFO of BES, Mr. Amílcar Morais Pires, about the continuation of the existing investments in commercial paper issued by Rio Forte.

Eng. Luis Pacheco de Melo states that the meeting was held at the request of Mr. Henrique Granadeiro.

Mr. Amílcar Morais Pires states that the meeting was held at the request of Mr. Ricardo Salgado and also that Mr. Salgado had stated that everything regarding this matter, in its essentials, had already been agreed among himself, Mr. Henrique Granadeiro and Eng. Zeinal Bava.

March 27 2014

Shareholders of PT resolved at a General Meeting to accept the participation of PT in the share capital increase of Oi, S.A. (“Oi”).

April 15 and April 17, 2014

Renewal of PT SGPS and PT Finance’s investments in Rio Forte’s commercial paper in the aggregate amount of €897 million.

April 17, 2014

Issuance of €400 million under the “Organization, Placement and Underwriting of Commercial Paper Agreement,” signed among PT SGPS, BESI and BES, beginning on April 23, 2014 and maturing on May 15, 2014 (22 days). The funds obtained resulted from an increase in the existing cap by €200 million, approved at a meeting of the Executive Committee on March 25, 2014 (the available amount became €600 million), in order to “increase the short-term financial flexibility of the PT Group.”

Issuance of €100 million under the “Contract for the Organization, Implementation, Placement, Guaranteed Underwriting, Agent and Payer and Registration Institution for the Commercial Paper Issuance Program between PT SGPS and PT Portugal, as issuers, and Caixa BI and CGD, as institutions,” beginning on April 23, 2014 and maturing on May 15, 2014 (22 days). The funds resulted from the execution of this contract on April 16, 2014, approved at an Executive Committee meeting held on March 25, 2014, for a maximum amount of issuances of commercial paper of €200 million.

April 23, 2014

Drawdown of €300 million through Facility B on April 23, 2014, for a 1-month period, under the “Term and Revolving Credit Facilities Agreement,” dated as of June 29, 2012.

April 24, 2014

Issuance of €55 million under the “Contract for the Organization, Implementation, Placement, Guaranteed Underwriting, Agent and Payer and Registration Institution for the Commercial Paper Issuance Program between PT SGPS and PT Portugal, as issuers, and Caixa BI and CGD, as institutions,” beginning on April 29, 2014 and maturing on May 15, 2014 (16 days). The funds resulted from the execution of the abovementioned contract.

May 5, 2014

Settlement by the PT Group of the aggregate amount of R$4,788 million (€1,550 million) in the context of the share capital increase of Oi set forth in the MoU. It should be noted that the amount transferred to Brazil was €1,302.5 million, since the other companies held by the PT Group, with headquarters in Brazil, already held the remaining amount necessary to total R$4,788 million, for which the amounts issued on April 17, April 23, and April 24, 2014, in the aggregate amount of €855 million, were used.

Execution of an agreement between PT SGPS and PT Portugal, which results in the transfer from PT SGPS to PT Portugal of, among other assets, €200 million of commercial paper issued by Rio Forte.

In this share capital increase, as disclosed to the market on May 6 2014, 1,865,954,588 ordinary shares and 3,696,207,346 preferential shares were distributed as part of the Brazilian Offer and 396,589,982 ordinary shares and 828,881,795 preferential shares as part of the International Offer, summing to a total in the gross amount of R$ 13.96 billion, of which R$ 8.25 billion in cash and R$ 5.71 billion in assets transferred by Portugal Telecom SGPS S.A.

June 27, 2014

BES sent to PT SGPS the Consolidated Report of Rio Forte for the fiscal year ended December 31, 2013, dated as of March 21, 2014, in which the Auditor’s opinion included an emphasis paragraph as follows:

Without qualifying our opinion, we draw attention to the acquisition of a significant stake in Espírito Santo Financial Group, financed through short term debt instruments, which resulted in an excess of the current liabilities over current assets. As disclosed in Note 2.1, the Company is taking the necessary actions to strengthen working capital by extending the maturity of its debt instruments. The success of this process is uncertain given its early stage.”(1)

June 30, 2014

PT SGPS issues a press release, signed by the Chairman of the Board of Directors, Mr. Henrique Granadeiro, and by the CFO, Eng. Luís Pacheco de Melo, which clarifies that, as of the date of that document, PT Finance and PT Portugal held investments in Rio Forte’s commercial paper in the aggregate amount of € 897 million, maturing on July 15 and July 17, 2014.

July 10, 2014.

Presentation to the Board of Directors of PT SGPS of the first Audit Committee Report on the investment of treasury surpluses in GES.

July 15 and July 17, 2014

Rio Forte was unable to pay the principal and interest resulting from the subscription of €897 million of commercial paper by PT Finance and PT Portugal.

July 22, 2014

Rio Forte submits a request for controlled management to the Court of Luxemburg.

July 25 and August 5, 2014

Presentation to the Board of Directors of PT SGPS of the second and third Audit Committee Reports on the investment of treasury surpluses in GES.

July 1 to July 30, 2014

Fernando Magalhães Portella, Otávio Marques de Azevedo, Amílcar Carlos Ferreira de Morais Pires and Joaquim Aníbal Brito Freixial de Goes presented their resignations from the offices of non-executive members of the Board of Directors of PT.

(1)  See page 103 of Rio Forte’s 2013 Consolidated Financial Statements.

August 7, 2014

Henrique Granadeiro informs the Board of Directors of his resignation from all offices he holds on the Board of Directors of PT.

September 8, 2014

The Shareholders resolved at a General Meeting on the terms of the agreements to be entered into between PT and Oi within the scope of the business combination of both companies.

September 18 to November 5, 2014

Rolando António Durão Ferreira de Oliveira, Francisco Ravara Cary, Marco Norci Schroeder, Eurico de Jesus Teles Neto and Jorge Freire Cardoso were appointed, by co-option, to complete the current term (2012 — 2014) as replacements of Henrique Manuel Fusco Granadeiro, Amílcar Carlos Ferreira de Morais Pires, Otávio Marques de Azevedo, Fernando Magalhães Portella and Joaquim Aníbal Brito Freixial de Goes, respectively.

It was also resolved to designate, by co-option, the director João Manuel de Mello Franco to the office of Chairman of the Board of Directors of PT.

November 27, 2014

According to a financial analysis presented to the Board of Directors, the integration of ESFG into Rio Forte had a negative impact on its net worth of approximately €1,600 million and €1,900 million. There is evidence that this impact was known to the marketing entity (BES) at the time of the first subscription of Rio Forte commercial paper by PT SGPS in February 2014.

December 8, 2014

Confirmation, by a Court in Luxembourg, of Rio Forte’s declaration of insolvency.

2010 to 2014

The subscription of securities/commercial paper issued by GES during the period under analysis was always carried out under Service Order 2504 and Service Order

111 and, as such, was never subject to the approval or prior consideration by the Board of Directors, the Executive Committee and/or the Audit Committee.

CHAPTER II — FACTUAL ANALYSIS OF THE TREASURY INVESTMENTS IN BES/GES

SCOPE AND APPROACH

Analysis

The scope of the work of PWC consisted of a factual analysis of the circumstances under which short-term investments were made in financial instruments issued by BES/GES, more precisely by Espírito Santo International, SA (“ESI”) and by Rio Forte Investments, SA (“Rio Forte”).

Essentially, PWC’s analysis involved the following procedures:

•      Interviews with (i) Mr. Henrique Granadeiro, (ii) Eng. Zeinal Bava, (iii) Mr. Rafael Mora, (iv) Eng. Luís Pacheco de Melo, (v) Mr. Carlos Cruz, (vi) Ms. Ana Figueiredo, (vii) Mr. Bruno Saldanha, (viii) Mr. João Loureiro, (ix), Ms. Aldina Marques, (x) Ms. Cristina Pinto, (xi) Ms. Alexandra Carmo, (xii) the Audit Committee, where Eng. João Mello Franco and Mr. Mário Gomes were present, (xiii) Mr. Amílcar Morais Pires and (xiv) Mr. Joaquim Goes. The purpose of these interviews was to determine (i) the involvement in, as well as the knowledge of each of the interviewees about, the short-term financial investments issued by ESI and Rio Forte, (ii) the way these investments were chosen rather than others, (iii) the way these investments were reported and (iv) who had the responsibility of approving/authorizing these investments, among other things deemed relevant. Additionally, as agreed with the monitoring committee, the external auditors (Deloitte & Associados, SROC SA) and the Statutory Auditor (Pedro Matos Silva, Garcia Jr., P. Caiado & Associados, SROC, Lda) were also questioned via email and responded in the written form (by email).

•      Analysis of the supporting documentation for the short-term investments in ESI/Rio Forte, namely: emails exchanged between PT SGPS and BES, existing prospectuses, faxes sent to BES confirming the subscription orders for those investments, current account statements to confirm the bank funds transfers at the time of the subscription and the repayment of the investment, from July 1, 2012 to June 30, 2014;

•      Analysis of the minutes of the meetings of the Board of Directors, Executive Committee (“EC”) and the Audit Committee of PT SGPS since January 1, 2003;

•      Analysis of the Service Orders (“OS”) pertaining to (i) related parties, (ii) delegation of powers and (iii) centralization of treasury management;

•      Analysis of the Tableau de Bord whether sent via the mailing list or by distribution at the meetings of the EC of PT SGPS;

•      Analysis of the Strategic Partnership Agreement among PT, GBES and Caixa Geral de Depósitos (“CGD”), executed on April 5, 2000;

•      Analysis of the implications for the PT SGPS Group of the increase in exposure to GES in May 2013 and in February 2014;

•      Analysis of the implications for the PT SGPS Group at the time of the rollover of the investment in commercial paper issued by Rio Forte in April 2014, in particular regarding the need to resort to bank financing by PT SGPS and PT Finance.

Timetable

PWC’s analysis was essentially carried out between August 13, 2014 and November 30, 2014.

The interviews took place between August 14, and October 22, 2014.

Information Sources

PWC’s analysis was essentially based on the following information provided by Mr. Mário Gomes, Mr. João Loureiro and Ms. Ana Figueiredo, which has been the basis for the comments contained in this report:

•      Emails exchanged between BES and the PT SGPS Group regarding the investments in securities issued by ESI/Rio Forte;

•      Prospectuses and other relevant documentation regarding the bonds issued by ESI and commercial paper issued by Rio Forte;

•      Faxes and emails sent to BES giving the order to subscribe for ESI/Rio Forte bonds (whether sent by fax or email);

•      Bank statements of PT SGPS, PT Finance, PT Móveis and Bratel, which allowed PWC to confirm bank funds transfers at the time of the subscription of the bonds issued by ESI or commercial paper issued by Rio Forte (subscription and repayment);

•      Minutes of the meetings of the Board of Directors, EC and Audit Committee of PT SGPS since January 1, 2003;

•      Service Orders 103 of 2003 and 312 of 2014 of the Board of Directors, and Service Order 2504 of 2004 of the EC pertaining to delegation of powers;

Service Order 111 of 2011 of the Board of Directors regarding related parties;

•      Powers of attorney and permanent certificates of PT SGPS, PT Finance, PT Móveis and Bratel;

•      Documentation supporting the issuance of a bond in the aggregate amount of €1,000 million in May 2013 by PT Finance;

•      Documentation supporting the early settlement of €147 million of term deposits at BES in February 2014;

•      Organization, Placement and Underwriting of Commercial Paper Agreement executed among PT SGPS, BESI and BES, an amendment to the contract and other supporting documentation which was made available;

•      Utilization Notice of €300 million under the “Term and Revolving Credit Facilities Agreement” with Merrill Lynch International (Club Deal);

•      Contract for the Organization, Implementation, Placement, Guaranteed Underwriting, Agent and Payer and Registration Institution for the Commercial Paper Issuance Program among PT SGPS and PT Portugal, as issuers, and Caixa BI and CGD, as institutions and other supporting documentation made available;

•      Audit Committee Reports pertaining to applications of treasury surpluses in GES, issued on July 10, 2014, July 25, 2014 and August 5, 2014;

•      Internal Audit Memorandum pertaining to the “Analysis of Treasury Applications between 2007 and 2014,” dated July 25, 2014;

•      Detail of the exceptions identified by the Internal Audit Department of PT SGPS in the analysis of the financial investments in 2014 (including those which were initiated in 2013 but whose maturity occurred in 2014);

•      Tableaux de Bord sent from January 1, 2012 to June 30, 2014;

•      Cover emails for the Tableaux de Bord, whether via the mailing list for approval by the CE of PT SGPS;

•      Strategic Partnership Agreement entered into among PT, GBES and CGD on April 5, 2000;

•      Consolidated Report of PT SGPS for the fiscal years ended December 31, 2013 and 2012;

•      Contract for the transfer of assets entered into between PT SGPS and PT Portugal on May 5, 2014;

•      Quarterly “Financial Statement” Reports for 2012, 2013 and for the first quarter of 2014.

Additionally, PWC obtained information and clarifications from:

•      Mr. João Loureiro, Director of Corporate Finance of PT Portugal;

•      Mr. Henrique Granadeiro, Eng. Zeinal Bava, Mr. Rafael Mora, Eng. Luís Pacheco de Melo, Mr. Carlos Cruz, Ms. Ana Figueiredo, Mr. Bruno Saldanha, Ms. Aldina Marques, Ms. Cristina Pinto, Ms. Alexandra Carmo, Mr. Amílcar Morais Pires and Mr. Joaquim Goes.

Members of the Audit Committee who have provided clarifications regarding the quarterly materials they received, in particular the financial statement closing documents from the Finance Department.

Significant considerations regarding the scope of the analysis

PWC would like to point out that their work was subject to certain restrictions and limitations, namely:

•      Considering the relevant changes that took place involving the management and reporting structure of the Department of Corporate Finance of PT SGPS (namely the transfer of employees to PT Portugal and a change in the Director), the possibility that there may be other relevant documentation regarding the investments made by PT SGPS, PT Finance, PT Móveis and Bratel that may be in the possession of other persons who are no longer part of the current structure, and therefore have not been made available;

•      No evidence have been provided of any risk analysis carried out before the investments were made in ESI/Rio Forte bonds;

•      No evidence have been provided of any market consultations so as to determine that the investments made in ESI/Rio Forte bonds were the most favorable to the PT SGPS Group;

•      In some situations, the information provided by the interviewees is contradictory. Due to the fact that many decisions and approvals were made informally and without evidence regarding who made those decisions or approved certain transactions, in many instances where contradictory information was provided, it was not possible for PWC to determine the underlying facts;

•      PWC would like to note that its procedures did not include the gathering and analysis of electronic evidence. It should be understood that, had these procedures been carried out, the conclusions in the report might have been different from those presented;

•      The minutes of the Board of Directors, Executive Committee and Audit Committee of PT SGPS which were made available to PWC do not include their respective Annexes;

•      PWC requested but was not granted access to:

• Accounting statements with all financial / investment / treasury applications since January 1, 2012, for all of the companies in the PT SGPS Group;

• Supporting documentation for the risk analysis procedures (internal ratings) performed by the PT SGPS Group’s departments for all the financial / investment / treasury applications by all of the companies in the PT SGPS Group since July 1, 2012 in which the counterparty was GBES/GES;

• Minutes of Corporate Governance Committee meetings from January 1, 2013 to June 30, 2014;

• Mr. Henrique Granadeiro’s letter of resignation.

•      Certain information have not been provided because it was deemed to relate to transactions involving PT Portugal, which at the time of this Report was already under the control of Oi (and not of PT SGPS);

•      The Subscription Framework Agreement, dated May 31, 2013, in connection with which it is our understanding that ESI bonds were issued, was not made available to PWC because this document was not in the possession of PT SGPS/PT Portugal;

•      PWC did not analyze compliance with applicable legislation of the statutory powers of attorney issued by PT Finance and by Bratel under Dutch law;

The analysis by PWC was performed from a financial and business perspective and did not, as such, include any legal analysis (in conformity with the rules of professional conduct in Portugal). Likewise, it did not include the identification and qualification of tax contingencies or costs relating to the situations analyzed.

The work performed by PwC does not constitute an audit performed in accordance with International Standards on Auditing, nor, unless otherwise indicated, has PWC submitted the financial or non-financial information contained in the reports to verification procedures. If such procedures had been performed, additional matters might have come to light that might have been reported. Unless otherwise indicated, PWC’s work does not include procedures aimed at confirming the accuracy or completeness of the information contained in the reports, and PWC does not assume any liability in this regard.

PWC reviewed photocopies and digital copies of documents that were made available. PWC has assumed that the photocopies and digital copies conform to the original documents. Unless otherwise indicated, PWC has not performed any procedures to verify their authenticity.

By their nature, irregularities and illegal acts, including fraud, are frequently concealed, so it is not possible to provide absolute assurance that any possible related matters have been detected during the course of PWC’s work.

Notwithstanding the contacts made, it was not possible to interview Ricardo Salgado.

PRINCIPAL IDENTIFIED MATTERS

Investments in GES bonds

•      PWC identified supporting documentation in connection with the issuance of bonds by BES that (i) did not indicate the interest rate of the investment, (ii) did not indicate the period during which the investment was in effect (the effective date and maturity date), (iii) did not contain financial statements of the issuer and (iv) were not signed by the issuer.

•      Additionally, PWC identified investments in ESI bonds for which the term sheet and/or prospectus was only sent after the date of the investment/subscription order given to BES (a differences of a few days).

•      With regard to the investments in Rio Forte commercial paper (for 9 of the 10 investments), the supporting documentation for the issuance of bonds was only sent on June 30, 2014, long after the subscription of Rio Forte commercial paper from BES (note that the first subscription occurred on February 10, 2014 and the last on April 17, 2014).

•      Some of the Rio Forte commercial paper subscriptions (4 of the 10 undertaken) were undertaken under a Euro Medium Term Note Programme. It is the understanding of PWC that these are two different instruments, with distinct characteristics, such that the program mentioned above supported the issuance of Euro Medium Term Notes and not commercial paper, as was in fact subscribed by PT SGPS and PT Finance.

•      It is the understanding of PWC that no risk analysis was performed prior to making financial investments in ESI/Rio Forte bonds.

•      Additionally, it is the understanding of PWC that no market consultations were undertaken so as to determine which investments in bonds would be the most favorable to the PT SGPS Group. As a result, PWC could not conclude as to the method of selection of such investment nor that the return offered to the PT SGPS Group was the most favorable.

•      Except for some situations in which it was possible to verify the approval of Mr. Luís Pacheco de Melo and/or Mr. Carlos Cruz (by e-mail), in the majority of situations analyzed it was not possible to conclude who (the Chairmen of the Executive Committee, the Executive Administrator responsible for the financial area and the Director of Corporate Finance) approved the treasury applications, as defined in Service Order 2504. See however March 26, 2014 in the chronology of facts above (chapter I).

•      In May 2013, PT Finance issued a €1,000 million bond, of which €500 million was used to subscribe ESI bonds.

•                  PWC verified, namely in the Rio Forte commercial paper investments of April 2014, that it was necessary for PT Finance and PT SGPS to increase their level of indebtedness so that, maintaining their Rio Forte commercial paper investments, they could meet their financial commitments, namely due to the merger with Oi. This increase in indebtedness would not have been necessary if the investments in Rio Forte commercial paper had not been made.

Service order for the delegation of powers

The by-laws of PT SGPS, in article 20(1) and (6), establish the possibility of the Board of Directors (i) delegating the current management of the company to an EC and (ii) authorizing the EC to subdelegate the powers delegated to it to one or more of its members.

• (i) Service Order 312CA, in which the Board of Directors delegates to the EC, (ii) Service Order 2504CE, in which the EC delegates the powers the Board of Directors has granted to it to a group of individually designated members and (iii) a power of attorney given by Mr. Luís Pacheco de Melo, in which attorneys-in-fact are appointed to represent the company in a number of matters, were issued pursuant to the by-laws.

• However, while the existing delegations of powers is considered to be valid, they do not set a limit in value up to which the delegations of power are valid, which PWC understands not to be consistent with best market practices.

Service order on related parties (Service Order 111)

• PWC notes that Service Order 111, in the section that excepts banking transactions, establishes that banking transactions with related parties are only exempt from obtaining a prior opinion from the Audit Committee and the Board of Directors to the extent that they are undertaken on market terms.

• PWC did not find any evidence of consultations with other financial institutions in order to obtain quotes for other bonds, such that it is not possible to demonstrate, directly and unequivocally, that the investments in GES were undertaken on market terms.

• PWC states, however, that they obtained evidence (via e-mail) of negotiations between PT SGPS and BES in order to receive a better rate on the investments made in bonds issued by ESI.

Credit risk management policy

• For PWC, PT SGPS did not comply with the credit risk management policy approved in its corporate documentation, both because GES treasury investments were only formally short term and because they were not made in any institutions other than GES, without a proven reputation in the market and without being subject to any acknowledged credit rating.

Disclosures

•    Information contained in the Consolidated Report of PT SGPS as of December 31, 2013 did not permit an investor to know that:

• PT Finance and PT SGPS had, as of December 31, 2013, financial investments in ESI bonds valued at €750 million, and that, as noted in Note 24 of the 2013 Consolidated Report contained an inaccuracy, stating that the bonds were issued by PT Finance and PT SGPS and not subscribed by those two companies;

• An effective diversification was not being implemented, as Note 45.1.3 of the 2013 Consolidated Report stated that “Portugal Telecom’s policy is to invest its cash for short time periods, entering into agreements with reputable financial institutions and diversifying counterparties”;

• The credit risk of ESI was not evaluated by financial rating agencies;

• The issuer of the bonds subscribed by PT Finance and PT SGPS was, in the understanding of PwC, a related party.

The information contained in the Consolidated Report of PT SGPS was supplemented by a Market Notice on August 25, 2014, at the request of the CMVM.

“Financial statement” reports

• The Finance Department would prepare, a “Financial Statement” Report on a quarterly basis.

• Such document was presented to the Audit Committee by the CFO and the Director of the Finance Department, and it highlighted, among other things, relevant and unusual transactions that occurred during the period:

• In the Reports for the fiscal years 2012, 2013 and the first quarter of 2014, no investments in securities issued by ESI or Rio Forte were noted.

Tableaux de Bord

• The Tableaux de Bord that were analyzed (either sent to a mailing list or presented in EC meetings from January 2012 to June 24, 2014) always included in the section marked “cash” and in the “bank” column the description “BES” and not a description corresponding to the name of the issuer of the securities. Additionally, there was no reference that would allow a reader to determine that these were securities and not “cash.”

• Only the Tableaux de Bord presented to the EC on July 2, 2014 (that were not sent through the mailing list), contained the description “ESI” or “Rio Forte” (this was already after press reports of a possible default of Rio Forte).

However, it is PwC’s understanding that the existing difference between the interest rates of return for the different “cash” lines (where, for example, on February 2013 the deposit interest rate was of 2.25% - the minimum value — and the interest rate for financial applications in GES bonds reaches 6.75%) could have given rise to questions for the recipients of the mailing lists, for the members of the EC of PT SGPS and for the remaining bodies that formally had responsibility to oversee these transactions.

Treasury surpluses

• According to Service Order 2504 (Item 206 of Annex II), the Chairman of the Executive Committee, the Executive Administrator responsible for the finance area and the Director of Corporate Finance had the power to “undertake applications of treasury surpluses by any methods legally permitted, for periods not in excess of 180 days.”

• However, in the case of the investments in Rio Forte commercial paper made in April 2014, these investments were undertaken with funds obtained through the use of lines of credit (an increase in the limits on commercial paper and the use of financing through a “club deal”) in order to obtain sufficient funds to roll over the investments in existing securities with GES.

• It is the understanding of PWC that the need to obtain financing to invest or maintain funds in GES securities does not fall within the definition of treasury surplus, such that these investments could not have been carried out under Service Order 2504.

Short-term investments

In accordance with Service Order 2504 (Item 206 of Annex II), the Chairman of the Executive Committee, the Executive Administrator responsible for the finance area and the Director of Corporate Finance had the power to undertake applications of treasury surpluses, by any methods legally permitted, for periods not in excess of 180 days.

• Although the investments in GES securities by the PT SGPS Group were always on a short term basis (less than 180 days), they were successively renewed, always for periods (days) of less than the established limit. Thus, such investments were subject to successive rollovers of investments in securities by PT SGPS, PT Finance, PT Móveis and Bratel, and, by adding the successive periods during which the money was invested, surpassed the 180-day period stated in Service Order 2504.

• Considering that (i) investments in securities were always undertaken through BES in GES securities and (ii) at least since July 1, 2012, no market consultations undertaken, it is PWC’s understanding that such investments could not have been carried out under Service Order 2504 because they were not investments for a period of less than 180 days.

Other aspects to be taken into consideration

Rolling of financial applications

•                  In accordance with information received and the analysis undertaken by PwC, the financial applications made in GES bonds were historically repaid at maturity and interest was paid (until the default on July 2014).

•                  However, PwC verified that the majority of the analyzed investments in GES bonds were made immediately upon the termination of another investment — in most cases, on the same day — with credit and debit movements registered in the bank account extracts of the PT SGPS Group. PwC could not exclude the possibility of ESI / Rio Forte being in default prior to July 2014 if the capital of the financial applications had not been subject to successive rollovers.

Common Directors (PT SGPS and BES)

•                  Amílcar Morais Pires and Joaquim Goes were non-executive directors of the Board of Directors of PT SGPS, having been appointed by the General Meeting of PT SGPS. Although they were appointed on their own behalf, it is PwC’s understanding that the inclusion of their names on the list of directors approved in the General Meeting of PT SGPS results from the shareholder position of BES in PT SGPS. However, these directors were also members of the executive committee of BES, in particular Amílcar Morais Pires was the CFO of BES and Joaquim Goes was responsible for risk management.

•                  BES undertook intermediary functions between the PT SGPS and GES (ESI and Rio Forte) so that the PT SGPS would subscribe GES bonds (a related party of BES).

•                  Considering the functions performed by the two above-mentioned Directors in both Boards of Directors, it is necessary to assess the possible existing conflicts of interest, particularly with regard to the subscription of GES bonds by PT SGPS.

•                  PwC recommended that the Board of Directors of PT SGPS should make a legal analysis in order to assess:

•                  Whether these two directors of PT SGPS, with the knowledge gained as members of the Executive Committee of BES, should or should not have had behaved more proactively on the Board of Directors of PT SGPS, particularly in making clear and transparent the role of BES in the subscription of bonds;

•                  The extent to which these directors should or should not have alerted the Board of Directors and the EC of PT SGPS of the risk of insolvency of ESI / Rio Forte had they become aware of the financial difficulties of these entities (which was not possible for PwC to verify);

•                  PwC also recommended that an analysis should be done on the effectiveness of the systems / controls in place in the PT Group addressing the prevention of conflicts of interest.

Principal responsibilities of the organizational/statutory bodies and officers in 2014

CEO

• The CEO, in accordance with the high standards of professional diligence, care and loyalty to which he was subject, had, the duty to remain informed with respect to financial transactions with significant impact on the treasury position of PT SGPS, requesting from the CFO in a timely and adequate manner about these issues and, also, ensuring that such information was provided, in the first instance, to the other members of the EC.

CFO

• In light of the fundamental duties described in the CSC and the approval of such duties in the corporate documentation of PT SGPS and, also, given the delegation of powers under OS312 and the sub-delegation of powers under OS2504, the CFO had the duty, among others, to inform the members of the EC and of the Audit Committee in a punctual and timely manner, about the financial transactions entered into by PT SGPS and its subsidiaries with a significant impact on its treasury position.

Other executive board members

• Given the distribution of functions approved through OS713CE, the other executive board members were not assigned any responsibilities in financial matters, internal audit matters or matters of a strategic nature, instead being responsible in highly technical or operational areas.

• The result of this situation is that these executive directors had only a general monitoring obligation with respect to the activities of the executive directors with responsibility for these functions, which can be considered that may be regarded as analogous to the monitoring obligation of non-executive members of the board of directors in relation to actions of members of the EC.

Audit Committee

• In the context of the application of OS403CA, the Audit Committee has the responsibility: (i) to regularly monitor the financial information, its quality and supporting documentation; (ii) to assess the situation of the property and assets owned by PT SGPS, in relation to its commitments to third parties; and (iii) to verify the application of the risk management policies to the relevant transactions undertaken.

CHAPTER III (REPORT 2) — SHAREHOLDING STRUCTURE OF ESI / RIO FORTE

Scope and conclusions

The work undertaken within the scope of the report designated as “Report 2 . Shareholding structure of ESI / Rio Forte” had the purpose of identifying the changes undertaken in the structure of financial holdings of ESI/Rio Forte between December 31 2013 and April 2014 and the impact of these changes on the financial statements of Rio Forte and on its liquidity situation.

From the analysis undertaken, it was possible to identify that Rio Forte, upon the acquisition of the stakes in Espírito Santo Irmão and ESFG, went from having a credit over ESI in the amount of 922 million euros to a situation of debt to ESI in the amount of 1,435 million euros.

Based on the information disclosed to the market it was established that the purchase price of the purchase transaction of ESFG by Rio Forte, based on an assessment by BESI was set at 4.34 times the market capitalization of ESFG. Thus, the transaction amount exceeds the market capitalization at the time approximately 1,654 million euros.

In Report 2 simulations were also included regarding the determination of the difference between the transaction amount and (i) the book value of the ESFG as of December 31, 2013 and (ii) the book value adjusted by the fair value of financial assets and liabilities of ESFG as of December 31, 2013, as presented in the notes to the financial statements of that company. The amount of the differences (“goodwill”) were determined to be approximately 1,516 million and approximately 1,903 million euros, respectively.

Report 2 also states that, based on the evidence available, the audited financial information of Rio Forte with respect to December 31, 2013, with Legal Accounts Certification issued on March 21, 2014, was made available on Rio Forte’s website July 1, 2014. During the first quarter of 2014, several departures of directors of GES companies were reported.

CHAPTER IV (REPORT 3) SUMMARY OF THE SCOPE OF WORK AND CONCLUSIONS OF PWC BASED ON ITS ANALYSIS OF INTERNAL CONTROL PROCEDURES OF THE PT SGPS GROUP WITH RESPECT TO TREASURY MANAGEMENT:

SCOPE OF WORK:

This work centered on an analysis of the Treasury Management internal control procedures in effect in the PT SGPS Group during fiscal years 2012 and 2013, in order to assess the adequacy and effectiveness of the same, including:

(a)         Survey of the procedures and identification of key controls, namely through (i) reading of process flowcharts, (ii) “walkthroughs,” (iii) risk and control matrixes and (iv) the reports issued by the Internal Audit Department of the PT SGPS Group with the results of tests performed in 2012 and 2013;

(b)         Assessment of the adequacy and documentation of the identified controls and;

(c)          Tests of the operational effectiveness of the key controls identified.

CONCLUSIONS:

1.              Given the materiality of the investment and the assumption of that the same did not have an insignificant risk of change in value, a control should be designed to, at the end of each reporting period, assess any possible impairments of short term investments;

2.              Approval of treasury applications for periods not in excess of 180 days complied with the principle of the segregation of duties, even though it did not take into account the setting of quantitative limits for each type of responsible party or attorney-in-fact. PwC highlights the importance of the imposition of quantitative limits;

3.              A disclosure checklist was completed for 2012 and 2013 to with the objective of ensuring compliance with all the disclosure requirements of international accounting standards;

4.              There was a failure to comply with IFRS 7 with respect to disclosure of the credit quality of counterparties to the financial investments in ESI bonds, namely regarding the assigned rating or the inexistence of a rating;

5.              With respect to the criteria in IAS 24 and IAS 28, PT SGPS deemed that ESI, its shareholder BES and its related parties not to be related parties of PT Group, such that it did not provide the disclosures contemplated by IAS 24 and NCRF 5 regarding time deposit balances, short-term investments and financings and transactions with such entities; PwC considers, in its professional judgment and in light of the requirements of IAS 24 and NCRF 5 and related standards, that such entities should more properly have been considered related parties of PT SGPS, even though said interpretation is not undisputable.

CHAPTER V (REPORT 4) — SUMMARY OF THE SCOPE OF WORK AND CONCLUSIONS OF PWC BASED ON ITS ANALYSIS OF THE RISK MANAGEMENT AND INTERNAL AUDIT PLANNING MODELS OF THE PT SGPS GROUP WITH RESPECT TO SHORT-TERM INVESTMENTS:

SCOPE OF WORK:

This work included the following:

(a)         Presentation of a summary statement of short-term, by nature, treasury applications between 01/01/2001 and 06/30/2014, indicating the reasons behind the most significant variations, based on information provided by the Departments of the PT SGPS Group;

(b)         Summary identification of the treasury management model and the principal internal control policies established between 01/01/2001 and 06/30/2014;

(c)          Identification and assessment of the short-term investment risk management model; and

(d)         Analysis of the risk assessment undertaken by the Internal Audit Department of the PT SGPS Group for the purpose of planning its works.

CONCLUSIONS:

1.              With respect to the short-term investment risk management model, the risk management policy disclosed, in the annex to the consolidated financial statements for 2013, was generic and was not effectively implemented with respect to (i) diversification and (ii) evaluation of the credit risks associated with ESI, a non-financial holding company of GES;

2.              The risk assessment approach implemented by the Internal Audit Department of the PT SGPS Group for the purpose of planning its work was adequate and aligned with the standards of The International Professional Practices Framework and The Institute of Internal Auditors.

Glossary

BES	Banco Espírito Santo, SA

CFO	Chief Financial Officer

CGD	Caixa Geral de Depósitos, SA

Eng.	Engineer

ESFG	Espírito Santo Financial Group, SA (company incorporated under the laws of Luxembourg)

ESI	Espírito Santo International, SA (company incorporated under the laws of Luxembourg)

GBES

Group Banco Espírito Santo, consisting of the following companies: Banco Espírito Santo, SA, Banco Espírito Santo de Investimentos, SA, Banco Internacional de Crédito, SA, Companhia de Seguros Tranquilidade, SA, Companhia de Seguros Tranquilidade Vida, SA and ESAF — Espírito Santo Activos Financeiros SGPS, SA

GES

Group Espírito Santo, consisting of BES and all of the companies with which it, direct or indirectly, has a relationship of control or of group membership under the provisions of Article 21 of the Código de Valores Mobiliários (Portuguese Securities Code)

PT SGPS Group

Portugal Telecom, SGPS SA and all of the companies with which it, direct or indirectly, has a relationship of control or group membership under the provisions of Article 21 of the Código de Valores Mobiliários (Portuguese Securities Code)

MoU	Memorandum of Understanding executed among PT SGPS, Oi, AG Telecom Participações, SA, LF Tel SA and their respective holding companies

Oi	Oi SA (incorporated under the laws of Brazil)

PT Finance	Portugal Telecom International Finance BV (incorporated under the laws of The Netherlands)

PT Portugal	PT Portugal, SGPS, SA

PT SGPS	Portugal Telecom, SGPS SA

Rio Forte	Rio Forte Investments, SA (incorporated under the laws of Luxembourg)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 8, 2015

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.